Covetrus, Inc.

7 Custom House Street

Portland, ME 04101

February 8, 2019

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	John Reynolds
Assistant Director

Re:	Covetrus, Inc. Registration Statement on Form S-1 (Registration No. 333-229559)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-229559) (the “Registration Statement”) of Covetrus, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern time, on February 11, 2019, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling Bryan Keighery at (617) 341-7269.

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Very truly yours,

Covetrus, Inc.

By:	/s/ Benjamin Shaw
Benjamin Shaw
Chief Executive Officer and President

CC:	Christine T. Komola, Covetrus, Inc.
Erin Powers Brennan, Covetrus, Inc.
Mark B. Stein, Morgan, Lewis & Bockius LLP
Laurie A. Cerveny, Morgan, Lewis & Bockius LLP
Bryan S. Keighery, Morgan, Lewis & Bockius LLP